Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD SEES GROWTH OPPORTUNITIES IN STRESSED MINING SECTOR

London, 30 March 2015 - Randgold Resources is looking at the growth opportunities being generated by the current squeeze on the gold mining industry, chief executive Mark Bristow says in the company’s 2014 annual report, published today.

Bristow notes that Randgold has solid operations with strong cash flows, a robust balance sheet with no debt and substantial cash, and a share price which for years has consistently outperformed the market. Its five year forecast shows a growing production profile and a reduction in costs.

“Organic growth will remain our core driver but, as we look ahead from this position of strength, we will consider opportunities that are often generated by stressed markets and may well elect to play a part in the likely restructuring of the gold mining industry,” he says.

Also in the report, chairman Christopher Coleman says the industry’s overall operating environment was more complex than at any time since the Nineties. “The board and management continue to look closely at all the realistically conceivable scenarios for the next five years, identifying the opportunities and obstacles that lie ahead, and incorporating them in our planning,” he says.

The 2014 annual report and accounts has been posted to shareholders and is available for viewing and/or downloading from Randgold’s website at www.randgoldresources.com. A copy of the 2014 annual report and accounts has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do. A copy of the 2014 annual report and accounts will also be submitted to Randgold’s annual general meeting to be held on at 10.30 am on Tuesday 5 May 2015.

Once Randgold has filed its annual report on Form 20-F for the 12 months ended 31 December 2014 with the US Securities and Exchange Commission, which is expected to occur on Monday 30 March 2015, that report will also be available for viewing and/or downloading from Randgold’s website and at www.sec.gov.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.